# American National Bankshares Inc. and Subsidiary
## Consolidated Balance Sheets
*(Dollars in thousands, except share data)*
Unaudited

| | December 31 | |
| --- | --- | --- |
| ASSETS | 2007 | 2006 |
| Cash and due from banks | $ 18,155 | $ 24,375 |
| Interest-bearing deposits in other banks | 149 | 1,749 |
| | | |
| Securities available for sale, at fair value | 145,159 | 148,748 |
| Securities held to maturity | 11,990 | 13,873 |
|    Total securities | 157,149 | 162,621 |
| | | |
| Loans held for sale | 1,368 | 1,662 |
| | | |
| Loans, net of unearned income | 551,391 | 542,228 |
|   Less allowance for loan losses | (7,395) | (7,264) |
|    Net Loans | 543,996 | 534,964 |
| | | |
| Bank premises and equipment, net | 13,348 | 12,438 |
| Goodwill | 22,468 | 22,468 |
| Core deposit intangibles, net | 2,452 | 2,829 |
| Accrued interest receivable and other assets | 13,203 | 14,614 |
| | | |
|    Total assets | $ 772,288 | $ 777,720 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| | | |
| Liabilities: | | |
|   Demand deposits -- noninterest-bearing | $ 99,231 | $ 106,885 |
|   Demand deposits -- interest-bearing | 104,751 | 107,170 |
|   Money market deposits | 50,254 | 50,948 |
|   Savings deposits | 62,400 | 69,517 |
|   Time deposits | 264,585 | 274,008 |
|    Total deposits | 581,221 | 608,528 |
| | | |
|   Repurchase agreements | 47,891 | 33,368 |
|   FHLB borrowings | 16,137 | 15,087 |
|   Trust preferred capital notes | 20,619 | 20,619 |
|   Accrued interest payable and other liabilities | 4,909 | 5,126 |
|    Total liabilities | 670,777 | 682,728 |
| | | |
| Shareholders' equity: | | |
|   Common stock, $1 par, 10,000,000 shares authorized, | | |
|    6,118,717 shares outstanding at December 31, 2007 and | | |
|    6,161,865 shares outstanding at December 31, 2006 | 6,119 | 6,162 |
|   Capital in excess of par value | 26,425 | 26,414 |
|   Retained earnings | 69,409 | 64,584 |
|   Accumulated other comprehensive income (loss), net | (442) | (2,168) |
|    Total shareholders' equity | 101,511 | 94,992 |
| | | |
|    Total liabilities and shareholders' equity | $ 772,288 | $ 777,720 |

**American National Bankshares Inc. and Subsidiary**
**Consolidated Statements of Income**
(Dollars in thousands, except share and per share data)
Unaudited

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Interest Income:** | | | | |
| Interest and fees on loans | $ 10,506 | $ 10,106 | $ 41,499 | $ 37,361 |
| Interest and dividends on securities: | | | | |
| Taxable | 1,185 | 1,210 | 4,409 | 5,034 |
| Tax-exempt | 431 | 430 | 1,690 | 1,743 |
| Dividends | 74 | 93 | 320 | 312 |
| Other interest income | 104 | 86 | 679 | 620 |
| Total interest income | 12,300 | 11,925 | 48,597 | 45,070 |
| | | | | |
| **Interest Expense:** | | | | |
| Deposits | 3,888 | 3,805 | 15,535 | 13,349 |
| Repurchase agreements | 488 | 364 | 1,841 | 1,384 |
| Trust preferred capital notes | 343 | 343 | 1,373 | 1,007 |
| Other borrowings | 123 | 240 | 621 | 921 |
| Total interest expense | 4,842 | 4,752 | 19,370 | 16,661 |
| **Net Interest Income** | 7,458 | 7,173 | 29,227 | 28,409 |
| Provision for Loan Losses | 100 | (547) | 403 | 58 |
| | | | | |
| **Net Interest Income After Provision** | | | | |
| **for Loan Losses** | 7,358 | 7,720 | 28,824 | 28,351 |
| | | | | |
| **Noninterest Income:** | | | | |
| Trust fees | 914 | 891 | 3,578 | 3,374 |
| Service charges on deposit accounts | 653 | 650 | 2,531 | 2,654 |
| Other fees and commissions | 195 | 183 | 786 | 744 |
| Mortgage banking income | 195 | 201 | 954 | 709 |
| Brokerage fees | 111 | 92 | 550 | 419 |
| Securities gains, net | 1 | 15 | 135 | 62 |
| Impairment of securities | (362) | - | (362) | - |
| Other | 196 | 120 | 650 | 496 |
| Total noninterest income | 1,903 | 2,152 | 8,822 | 8,458 |
| | | | | |
| **Noninterest Expense:** | | | | |
| Salaries | 2,404 | 2,654 | 9,688 | 9,520 |
| Employee benefits | 585 | 535 | 2,749 | 2,506 |
| Occupancy and equipment | 967 | 812 | 3,527 | 2,977 |
| Bank franchise tax | 165 | 170 | 663 | 651 |
| Core deposit intangible amortization | 94 | 107 | 377 | 414 |
| Other | 1,114 | 1,130 | 4,322 | 4,196 |
| Total noninterest expense | 5,329 | 5,408 | 21,326 | 20,264 |
| Income Before Income Tax Provision | 3,932 | 4,464 | 16,320 | 16,545 |
| Income Tax Provision | 1,157 | 1,547 | 4,876 | 5,119 |
| **Net Income** | $ 2,775 | $ 2,917 | $ 11,444 | $ 11,426 |
| | | | | |
| **Net Income Per Common Share:** | | | | |
| Basic | $ 0.45 | $ 0.47 | $ 1.86 | $ 1.91 |
| Diluted | $ 0.45 | $ 0.47 | $ 1.86 | $ 1.90 |
| | | | | |
| **Average Common Shares Outstanding:** | | | | |
| Basic | 6,117,571 | 6,163,307 | 6,139,095 | 5,986,262 |
| Diluted | 6,133,807 | 6,196,671 | 6,161,825 | 6,020,071 |

| | As of and for the Three Months Ended December 31 | | | As of and for the Twelve Months Ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | Change | 2007 | 2006 | Change |
| **EARNINGS** | | | | | | |
| Interest income | $ 12,300 | $ 11,925 | 3.1% | $ 48,597 | $ 45,070 | 7.8% |
| Interest expense | 4,842 | 4,752 | 1.9 | 19,370 | 16,661 | 16.3 |
| Net interest income | 7,458 | 7,173 | 4.0 | 29,227 | 28,409 | 2.9 |
| Provision for loan losses | 100 | (547) | N/M | 403 | 58 | 594.8 |
| Noninterest income | 1,903 | 2,152 | (11.6) | 8,822 | 8,458 | 4.3 |
| Noninterest expense | 5,329 | 5,408 | (1.5) | 21,326 | 20,264 | 5.2 |
| Income taxes | 1,157 | 1,547 | (25.2) | 4,876 | 5,119 | (4.7) |
| Net income | 2,775 | 2,917 | (4.9) | 11,444 | 11,426 | 0.2 |
| | | | | | | |
| **PER COMMON SHARE** | | | | | | |
| Earnings per share - basic | $ 0.45 | $ 0.47 | (4.3)% | $ 1.86 | $ 1.91 | (2.6)% |
| Earnings per share - diluted | 0.45 | 0.47 | (4.3) | 1.86 | 1.90 | (2.1) |
| Cash dividends declared | 0.23 | 0.22 | 4.5 | 0.91 | 0.87 | 4.6 |
| Book value per share | 16.59 | 15.42 | 7.6 | 16.59 | 15.42 | 7.6 |
| Book value per share - tangible (a) | 12.52 | 11.31 | 10.7 | 12.52 | 11.31 | 10.7 |
| Closing market price | 19.97 | 23.32 | (14.4) | 19.97 | 23.32 | (14.4) |
| | | | | | | |
| **FINANCIAL RATIOS** | | | | | | |
| Return on average assets | 1.44% | 1.49% | (5)bp | 1.48% | 1.51% | (3)bp |
| Return on average equity | 11.05 | 12.18 | (113) | 11.69 | 12.72 | (103) |
| Return on average tangible equity (b) | 15.05 | 16.97 | (192) | 16.09 | 16.60 | (51) |
| Average equity to average assets | 12.99 | 12.26 | 73 | 12.65 | 11.85 | 80 |
| Net interest margin (FTE) | 4.31 | 4.15 | 16 | 4.24 | 4.20 | 4 |
| Efficiency ratio | 53.58 | 56.60 | (302) | 54.44 | 53.63 | 81 |
| | | | | | | |
| **PERIOD END BALANCES** | | | | | | |
| Securities | $ 157,149 | $ 162,621 | (3.4)% | $ 157,149 | $ 162,621 | (3.4)% |
| Loans held for sale | 1,368 | 1,662 | (17.7) | 1,368 | 1,662 | (17.7) |
| Loans, net of unearned income | 551,391 | 542,228 | 1.7 | 551,391 | 542,228 | 1.7 |
| Goodwill and other intangibles | 24,920 | 25,297 | (1.5) | 24,920 | 25,297 | (1.5) |
| Assets | 772,288 | 777,720 | (0.7) | 772,288 | 777,720 | (0.7) |
| Assets - tangible (a) | 747,368 | 752,423 | (0.7) | 747,368 | 752,423 | (0.7) |
| Deposits | 581,221 | 608,528 | (4.5) | 581,221 | 608,528 | (4.5) |
| Repurchase agreements | 47,891 | 33,368 | 43.5 | 47,891 | 33,368 | 43.5 |
| FHLB borrowings | 16,137 | 15,087 | 7.0 | 16,137 | 15,087 | 7.0 |
| Trust preferred capital notes | 20,619 | 20,619 | 0.0 | 20,619 | 20,619 | 0.0 |
| Shareholders' equity | 101,511 | 94,992 | 6.9 | 101,511 | 94,992 | 6.9 |
| Shareholders' equity - tangible (a) | 76,591 | 69,695 | 9.9 | 76,591 | 69,695 | 9.9 |
| | | | | | | |
| **AVERAGE BALANCES** | | | | | | |
| Securities | $ 148,741 | $ 164,384 | (9.5)% | $ 147,480 | $ 173,580 | (15.0)% |
| Total loans | 555,111 | 543,239 | 2.2 | 549,776 | 513,493 | 7.1 |
| Interest-earning assets | 713,270 | 714,128 | (0.1) | 710,687 | 699,995 | 1.5 |
| Goodwill and other intangibles | 24,957 | 25,401 | (1.7) | 25,098 | 19,263 | 30.3 |
| Assets | 773,228 | 781,786 | (1.1) | 773,639 | 757,802 | 2.1 |
| Assets - tangible (a) | 748,271 | 756,385 | (1.1) | 748,541 | 738,539 | 1.4 |
| Interest-bearing deposits | 484,395 | 497,690 | (2.7) | 488,209 | 486,745 | 0.3 |
| Deposits | 586,545 | 601,934 | (2.6) | 590,212 | 588,862 | 0.2 |
| Repurchase agreements | 51,562 | 39,661 | 30.0 | 48,088 | 40,970 | 17.4 |
| Other borrowings | 29,926 | 38,834 | (22.9) | 32,591 | 33,087 | (1.5) |
| Shareholders' equity | 100,481 | 95,809 | 4.9 | 97,854 | 89,824 | 8.9 |
| Shareholders' equity - tangible (a) | 75,524 | 70,408 | 7.3 | 72,756 | 70,561 | 3.1 |
| | | | | | | |
| **CAPITAL** | | | | | | |
| Average shares outstanding - basic | 6,117,571 | 6,163,307 | (0.7)% | 6,139,095 | 5,986,262 | 2.6% |
| Average shares outstanding - diluted | 6,133,807 | 6,196,671 | (1.0) | 6,161,825 | 6,020,071 | 2.4 |
| Shares repurchased | 8,700 | 4,900 | 77.6 | 61,900 | 39,100 | 58.3 |
| Average price of shares repurchased | $ 21.93 | $ 23.56 | (6.9) | $ 21.96 | $ 23.32 | (5.8) |
| | | | | | | |
| **ALLOWANCE FOR LOAN LOSSES** | | | | | | |
| Beginning balance | $ 7,334 | $ 8,170 | (10.2)% | $ 7,264 | $ 6,109 | 18.9% |
| Allowance acquired in merger | - | - | - | - | 1,598 | (100.0) |
| Provision for loan losses | 100 | (547) | (118.3) | 403 | 58 | 594.8 |
| Charge-offs | (84) | (448) | (81.3) | (515) | (913) | (43.6) |
| Recoveries | 45 | 89 | (49.4) | 243 | 412 | (41.0) |
| Ending balance | $ 7,395 | $ 7,264 | 1.8 | $ 7,395 | $ 7,264 | 1.8 |

**NONPERFORMING ASSETS**

| | | | | | | |
|---|---|---|---|---|---|---|
| Nonperforming loans: | | | | | | |
| 90 days past due | $ - | $ - | -% | $ - | $ - | -% |
| Nonaccrual | 2,639 | 3,425 | (22.9) | 2,639 | 3,425 | (22.9) |
| Foreclosed real estate | 632 | 99 | 538.4 | 632 | 99 | 538.4 |
| Nonperforming assets | $ 3,271 | $ 3,524 | (7.2) | $ 3,271 | $ 3,524 | (7.2) |

**ASSET QUALITY RATIOS**

| | | | | | | |
|---|---|---|---|---|---|---|
| Net chargeoffs (recoveries) to average loans | 0.03% | 0.26% | (23)bp | 0.05% | 0.10% | (5)bp |
| Nonperforming assets to total assets (c) | 0.42 | 0.45 | (3) | 0.42 | 0.45 | (3) |
| Nonperforming loans to total loans (c) | 0.48 | 0.63 | (15) | 0.48 | 0.63 | (15) |
| Allowance for loan losses to total loans (c) | 1.34 | 1.34 | 0 | 1.34 | 1.34 | 0 |
| Allowance for loan losses to nonperforming loans (c) | 2.80 | 2.12 | 68 | 2.80 | 2.12 | 68 |

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Balance sheet amounts used in calculations are based on period end balances
bp - Change is measured in basis points
FTE - Fully taxable equivalent basis
N/M - Not meaningful

**Net Interest Income Analysis**
For the Three Months Ended December 31, 2007 and 2006
(in thousands, except yields and rates)
Unaudited

| | Average Balance | | Interest Income/Expense | | Average Yield/Rate | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Loans: | | | | | | |
| Commercial | $ 88,330 | $ 88,222 | $ 1,694 | $ 1,732 | 7.67% | 7.85% |
| Real Estate | 456,583 | 443,666 | 8,596 | 8,117 | 7.53 | 7.32 |
| Consumer | 10,198 | 11,351 | 233 | 281 | 9.14 | 9.90 |
| Total loans | 555,111 | 543,239 | 10,523 | 10,130 | 7.58 | 7.46 |
| | | | | | | |
| Securities: | | | | | | |
| Federal agencies | 58,408 | 87,556 | 695 | 913 | 4.76 | 4.17 |
| Mortgage backed | 36,499 | 20,415 | 463 | 246 | 5.07 | 4.82 |
| State and municipal | 47,272 | 46,488 | 644 | 644 | 5.45 | 5.54 |
| Other securities | 6,562 | 9,925 | 96 | 148 | 5.85 | 5.96 |
| Total securities | 148,741 | 164,384 | 1,898 | 1,951 | 5.10 | 4.75 |
| | | | | | | |
| Deposits in other banks | 9,418 | 6,505 | 104 | 85 | 4.42 | 5.23 |
| | | | | | | |
| Total interest-earning assets | 713,270 | 714,128 | 12,525 | 12,166 | 7.02 | 6.81 |
| | | | | | | |
| Non-earning assets | 59,958 | 67,658 | | | | |
| | | | | | | |
| Total assets | $773,228 | $781,786 | | | | |
| | | | | | | |
| Deposits: | | | | | | |
| Demand | $102,991 | $102,436 | 305 | 365 | 1.18 | 1.43 |
| Money market | 52,740 | 51,510 | 345 | 346 | 2.62 | 2.69 |
| Savings | 63,236 | 71,874 | 160 | 251 | 1.01 | 1.40 |
| Time | 265,428 | 271,870 | 3,078 | 2,843 | 4.64 | 4.18 |
| Total deposits | 484,395 | 497,690 | 3,888 | 3,805 | 3.21 | 3.06 |
| | | | | | | |
| Repurchase agreements | 51,562 | 39,661 | 488 | 364 | 3.79 | 3.67 |
| Other borrowings | 29,926 | 38,834 | 466 | 583 | 6.23 | 6.01 |
| Total interest-bearing liabilities | 565,883 | 576,185 | 4,842 | 4,752 | 3.42 | 3.30 |
| | | | | | | |
| Noninterest-bearing demand deposits | 102,150 | 104,244 | | | | |
| Other liabilities | 4,714 | 5,548 | | | | |
| Shareholders' equity | 100,481 | 95,809 | | | | |
| Total liabilities and shareholders' equity | $773,228 | $781,786 | | | | |
| | | | | | | |
| Interest rate spread | | | | | 3.60% | 3.51% |
| Net interest margin | | | | | 4.31% | 4.15% |
| | | | | | | |
| Net interest income (taxable equivalent basis) | | | 7,683 | 7,414 | | |
| Less: Taxable equivalent adjustment | | | 225 | 241 | | |
| Net interest income | | | $ 7,458 | $ 7,173 | | |

**Net Interest Income Analysis**
For the Years Ended 2007 and 2006
(in thousands, except yields and rates)
Unaudited

| | Average Balance | | Interest Income/Expense | | Average Yield/Rate | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Loans: | | | | | | |
| Commercial | $ 89,673 | $ 84,676 | $ 6,980 | $ 6,481 | 7.78% | 7.65% |
| Real Estate | 449,683 | 416,530 | 33,621 | 29,813 | 7.48 | 7.16 |
| Consumer | 10,420 | 12,287 | 975 | 1,152 | 9.36 | 9.38 |
| Total loans | 549,776 | 513,493 | 41,576 | 37,446 | 7.56 | 7.29 |
| | | | | | | |
| Securities: | | | | | | |
| Federal agencies | 68,521 | 94,589 | 3,032 | 3,745 | 4.42 | 3.96 |
| Mortgage-backed | 25,406 | 21,197 | 1,255 | 988 | 4.94 | 4.66 |
| State and municipal | 46,069 | 46,735 | 2,530 | 2,624 | 5.49 | 5.61 |
| Other | 7,484 | 11,059 | 438 | 621 | 5.85 | 5.62 |
| Total securities | 147,480 | 173,580 | 7,255 | 7,978 | 4.92 | 4.60 |
| | | | | | | |
| Deposits in other banks | 13,431 | 12,922 | 679 | 620 | 5.06 | 4.80 |
| | | | | | | |
| Total interest earning assets | 710,687 | 699,995 | 49,510 | 46,044 | 6.97 | 6.58 |
| | | | | | | |
| Nonearning assets | 62,952 | 57,807 | | | | |
| | | | | | | |
| Total assets | $773,639 | $757,802 | | | | |
| | | | | | | |
| Deposits: | | | | | | |
| Demand | $107,834 | $105,320 | $ 1,550 | $ 1,513 | 1.44% | 1.44% |
| Money market | 52,843 | 48,124 | 1,429 | 1,180 | 2.70 | 2.45 |
| Savings | 66,246 | 77,445 | 845 | 963 | 1.28 | 1.24 |
| Time | 261,286 | 255,856 | 11,711 | 9,693 | 4.48 | 3.79 |
| Total deposits | 488,209 | 486,745 | 15,535 | 13,349 | 3.18 | 2.74 |
| | | | | | | |
| Repurchase agreements | 48,088 | 40,970 | 1,841 | 1,384 | 3.83 | 3.38 |
| Other borrowings | 32,591 | 33,087 | 1,994 | 1,928 | 6.12 | 5.83 |
| Total interest bearing liabilities | 568,888 | 560,802 | 19,370 | 16,661 | 3.40 | 2.97 |
| | | | | | | |
| Noninterest bearing demand deposits | 102,003 | 102,117 | | | | |
| Other liabilities | 4,894 | 5,059 | | | | |
| Shareholders' equity | 97,854 | 89,824 | | | | |
| Total liabilities and shareholders' equity | $773,639 | $757,802 | | | | |
| | | | | | | |
| Interest rate spread | | | | | 3.57% | 3.61% |
| Net interest margin | | | | | 4.24% | 4.20% |
| | | | | | | |
| Net interest income (taxable equivalent basis) | | | 30,140 | 29,383 | | |
| Less: Taxable equivalent adjustment | | | 913 | 974 | | |
| Net interest income | | | $29,227 | $28,409 | | |